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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Zomax Incorporated
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
989929104
(CUSIP Number)
Mr. Randall Kominsky
c/o Xenia Contrarian Partners, L.P.
701 Xenia Avenue South, Suite 100
Golden Valley, MN 55416
(763) 923-2268
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 5, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	989929104

1	NAMES OF REPORTING PERSONS: Xenia Contrarian Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-4075389

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		500,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		500,000

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	989929104

1	NAMES OF REPORTING PERSONS: Xenia Capital Management, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-4075315

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		500,000(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		500,000(1)

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

500,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Represents 500,000 shares held by Xenia Contrarian Partners, L.P. (“XCP”). Reporting Person is the general partner of XCP and as such has voting and dispositive power of the shares held by XCP.

CUSIP No.	989929104

1	NAMES OF REPORTING PERSONS: King Capital Corp.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
41-1979522

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Minnesota

	7	SOLE VOTING POWER:

NUMBER OF		243,800

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		243800

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

243,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

.08%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	989929104

1	NAMES OF REPORTING PERSONS: Provident Premier Master Fund, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
98-0399514

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		200,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		200,000

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

200,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

.06%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	989929104

1	NAMES OF REPORTING PERSONS: Charmel Limited Partnership

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
41-1859157

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Minnesota

	7	SOLE VOTING POWER:

NUMBER OF		200,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		200,000

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

200,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

.06%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	989929104

1	NAMES OF REPORTING PERSONS: Robert C. Klas, Sr.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		250,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		500,000(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		250,000

WITH	10	SHARED DISPOSITIVE POWER:

500,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

750,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Represents or includes 500,000 shares held by XCP. Reporting Person is a member of Xenia Capital Management, LLC (“Xenia Capital”), the general partner of XCP, and as such may be deemed to have shared voting and dispositive power of the shares held by XCP.

CUSIP No.	989929104

1	NAMES OF REPORTING PERSONS: Marc Kozberg

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		175,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		500,000(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		175,000

WITH	10	SHARED DISPOSITIVE POWER:

500,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

675,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Represents or includes 500,000 shares held by XCP. Reporting Person is a member of Xenia Capital, the general partner of XCP, and as such may be deemed to have shared voting and dispositive power of the shares held by XCP.

CUSIP No.	989929104

1	NAMES OF REPORTING PERSONS: Randall Kominsky

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		50,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		500,000(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		50,000

WITH	10	SHARED DISPOSITIVE POWER:

500,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

550,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Represents or includes 500,000 shares held by XCP. Reporting Person is a member of Xenia Capital, the general partner of XCP, and as such may be deemed to have shared voting and dispositive power of the shares held by XCP.

CUSIP No.	989929104

1	NAMES OF REPORTING PERSONS: Harold G. Schenker

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A

	7	SOLE VOTING POWER:

NUMBER OF		50,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		50,000

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

50,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

.02%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	989929104

1	NAMES OF REPORTING PERSONS: Charles Barry

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		700,000(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

700,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

700,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Represents 500,000 shares held by XCP and 200,000 shares held by Charmel Limited Partnership (“CLP”). Reporting Person is a member of Xenia Capital, the general partner of XCP, and a general partner of CLP and as such may be deemed to have shared voting and dispositive power of the respective shares held by XCP and CLP.

Item 1. Security and Issuer.
     This statement on Schedule 13D (the “Statement”) relates to the common stock, no par value (the “Common Stock”), of Zomax Incorporated, a Minnesota corporation (the “Company”). The principal executive offices of the Company are located at 5353 Nathan Lane, Plymouth, Minnesota 55442.
Item 2. Identity and Background.
     (a) - (c) This Statement is being filed by Xenia Contrarian Partners, L.P. (“XCP”), Xenia Capital Management, LLC (“Xenia Capital”), King Capital Corp. (“KCC”), Provident Premier Master Fund, Ltd. (“PPMF”), Charmel Limited Partnership (“CLP”), Robert C. Klas, Sr., Marc Kozberg, Randall Kominsky, Harold G. Schenker and Charles Barry (each a “Reporting Person” and collectively, the “Reporting Persons”).
     As of the date of this filing, the Reporting Persons are the beneficial owners of, in the aggregate, 1,668,800 shares of Common Stock, representing approximately 5.1% of the shares of the Company’s Common Stock presently outstanding.
     XCP is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. Xenia Capital is a Delaware limited liability company formed to act as the general partner of XCP. The address of the principal business and principal office of each of XCP and Xenia Capital is 701 Xenia Avenue South, Suite 100, Golden Valley, Minnesota 55416. Messrs. Robert C. Klas, Sr., Marc Kozberg, Randall Kominsky and Charles Barry are members of Xenia Capital.
     KCC is a Minnesota corporation formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of KCC is 5500 Wayzata Boulevard, Suite 1400, Golden Valley, Minnesota 55416.
     PPMF is a Cayman Islands corporation formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of PPMF is 294 E. Grove Lane, Suite 280, Wayzata, Minnesota 55391.
     CLP is a Minnesota limited partnership formed to engage in the business of acquiring holding and disposing of investments in various companies. The address of the principal business and principal office of CLP is 5959 Trenton Lane, Plymouth, Minnesota 55442. The general partners of CLP are Charles Barry and Melanie Barry. Mr. Barry is also a general partner of XCP.
     The principal occupation and address of each Reporting Person who is an individual is set forth on Schedule I and incorporated by reference in this Item 2.
     (d) - (e) During the last five years, none of the Reporting Persons or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Each natural person identified in Item 2 is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
     All purchases of Common Stock by the Reporting Persons were made in open market transactions. The transactions effected in the past sixty (60) days are set forth on the attached Schedule II and incorporated by reference in this Item 3. All such purchases of Common Stock were funded by working capital in the case of Reporting Persons who are entities and personal funds in the case of Reporting Persons who are individuals, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of funds expended for such purchases by each Reporting Person is set forth on the attached Schedule II and incorporated by reference in this Item 3.
Item 4. Purpose of Transaction.
     Each of the Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Schedule relates in order to obtain a significant equity position in the Company, the Common Stock of which, in the opinion of the Reporting Persons, has been significantly undervalued.
     The Reporting Persons consider their equity position to be for investment purposes. Each of the Reporting Persons may acquire additional shares of Common Stock or sell or otherwise dispose of any or all of the shares of Common Stock beneficially owned by him or it, in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also take any other action with respect to the Company or its Common Stock in any manner permitted by law.
     Except as set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the willingness of the Company’s management and Board of Directors to meet with and consider suggestions of the Reporting Persons, the Company’s financial position and business strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate subject to compliance with applicable law, including, without limitation, communicating and meeting with other shareholders, making proposals to the Company concerning changes to the capitalization, ownership structure or operations of the Company, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, making an offer to purchase the Company, seeking Board representation or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.
     (a) All information as to percentage ownership of the Company’s Common Stock set forth in this Schedule 13D is as of the date hereof, based upon the 32,492,412 shares of Common Stock reported by the Company to the issued and outstanding as of May 8, 2006 in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006, as filed with the Securities and Exchange Commission (the “Issued and Outstanding Shares”).
     XCP beneficially owns 500,000 shares of Common Stock, constituting approximately 1.5% of the Issued and Outstanding Shares.
     Xenia Capital, as the general partner of XCP, has voting and dispositive power of the 500,000 shares of common stock held by XCP, constituting approximately 1.5% of the Issued and Outstanding shares.
     KCC beneficially owns 243,800 shares of Common Stock, constituting approximately .08% of the Issued and Outstanding Shares.
     PPMF beneficially owns 200,000 shares of Common Stock, constituting approximately .06% of the Issued and Outstanding Shares.
     CLP beneficially owns 200,000 shares of Common Stock, constituting approximately .06% of the Issued and Outstanding Shares.
     Robert C. Klas, Sr. beneficially owns 250,000 shares of Common Stock, constituting approximately .08% of the Issued and Outstanding Shares. As a member of Xenia Capital, the general partner of XCP, he may be deemed to have shared voting and dispositive power of the 500,000 shares of Common Stock (1.5% of the Issued and Outstanding Shares) held by XCP, constituting an aggregate of 750,000 shares of Common Stock or 2.3% of the Issued and Outstanding Shares.
     Marc Kozberg beneficially owns 175,000 shares of Common Stock, constituting approximately .05% of the Issued and Outstanding Shares. As a member of Xenia Capital, the general partner of XCP, he may be deemed to have shared voting and dispositive power of the 500,000 shares of Common Stock (1.5% of the Issued and Outstanding Shares) held by XCP, constituting an aggregate of 675,000 shares of Common Stock or 2.1% of the Issued and Outstanding Shares.
     Randall Kominsky beneficially owns 50,000 shares of Common Stock, constituting approximately .02% of the Issued and Outstanding Shares. As a member of Xenia Capital, the general partner of XCP, he may be deemed to have shared voting and dispositive power of the 500,000 shares of Common Stock (1.5% of the Issued and Outstanding Shares) held by XCP, constituting an aggregate of 550,000 shares of Common Stock or 1.7% of the Issued and Outstanding Shares.
     Harold G. Schenker beneficially owns 50,000 shares of Common Stock, constituting approximately .02% of the Issued and Outstanding Shares.
     As a member of Xenia Capital, the general partner of XCP, and a general partner of CLP, Charles Barry may be deemed to have shared voting and dispositive power of the 500,000 shares of Common Stock (1.5% of the Issued and Outstanding Shares) held by XCP and the 200,000 shares (.06% of the Issued and Outstanding Shares) held by CLP, constituting an aggregate of 700,000 shares of Commons Stock or 2.2% of the Issued and Outstanding Shares.

     (b) Each of the Reporting Persons may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a) of this Item 5, except that Messrs. Klas, Kozberg, Kominsky and Barry, by reason of their being members of Xenia Capital, the general partner of XCP, have shared authority to vote and dispose of the shares of Common stock of XCP. Such persons disclaim beneficial ownership of such shares.
     Except as set forth above, each of the other Reporting Persons may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such Reporting Person. Except to the extent expressly stated herein, each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Person.
     (c) No person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the sixty (60) days preceding the date of this filing, except to the extent disclosed herein.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.
     None.
Item 7. Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

99.1	Agreement of Joint Filing among Xenia Contrarian Partners, L.P., Xenia Capital Management, LLC, King Capital Corp., Provident Premier Master Fund, Ltd., Charmel Limited Partnership, Robert C. Klas, Sr., Marc Kozberg, Randall Kominsky, Harold G. Schenker and Charles Barry, dated June 5, 2006

99.2	Power of Attorney for King Capital Corp., Provident Premier Master Fund, Ltd., Charmel Limited Partnership, Robert C. Klas, Sr., Marc Kozberg, Randall Kominsky, Harold G. Schenker and Charles Barry dated June 5, 2006.

SIGNATURES
     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.
Dated: June 5, 2006

XENIA CONTRARIAN PARTNERS, L.P.
By:	Xenia Capital Management, LLC, General Partner
By:	/s/ Randall Kominsky
Randall Kominsky, Managing Member

XENIA CAPITAL MANAGEMENT, LLC
By:	/s/ Randall Kominsky
Randall Kominsky, Managing Member

KING CAPITAL CORP.
By:	/s/ Peter J. King
Peter J. King, Chairman and CEO

PROVIDENT PREMIER MASTER FUND, LTD.
By:	/s/ Irvin Kessler
Irvin Kessler, Managing Director

CHARMEL LIMITED PARTNERSHIP
By:	/s/ Charles Barry
Charles Barry, General Partner

/s/ Robert C. Klas, Sr.
Robert C. Klas, Sr.

/s/ Marc Kozberg
Marc Kozberg

/s/ Randall Kominsky
Randall Kominsky

/s/ Harold G. Schenker
Harold G. Schenker

/s/ Charles Barry
Charles Barry

SCHEDULE I
Name, Principal Occupation and Address of Each Reporting Person who is an Individual

Name	Principal Occupation	Principal Business Address

Marc Kozberg	Chief Executive Officer Oak Ridge Financial Corp.	701 Xenia Avenue Suite 100 Golden Valley, MN 55416

Randall Kominsky	Chief Executive Officer Oak Ridge Holding Corp.	10266 S.W. 22nd Place Davie, FL 33324

Robert C. Klas, Sr.	Chief Executive Officer Tapemark, Inc.	150 E. Marie Avenue West St. Paul, MN 55118

Charles Barry	Chief Exeuctive Officer Twin City Fan Corp.	5959 Trenton Lane Plymouth, MN 55442

Harold G. Schenker	Retired Private Investor	2094 Chagall Circle West Palm Beach, FL 33404

SCHEDULE II
     This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by a Reporting Person during the past sixty (60) days. All transactions were effectuated in the open market through a broker except to the extent set forth in Item 3 above.
     Shares purchased and sold by Xenia Contrarian Partners, L.P.

Date/Bought/Sold	Number of Shares	Price Per Share(s)	Cost(s) *
1/27/2006 Bought	54,600	$2.0387	$111,317.56
1/30/2006 Bought	45,400	2.0233	91,858.74
2/10/2006 Bought	37,000	2.0296	75,475.20
3/8/2006 Bought	4,655	1.9186	8,987.63
3/9/2006 Bought	17,345	1.8941	33,036.61
3/10/2006 Bought	16,000	1.8631	29,979.60
3/13/2006 Bought	25,000	1.7964	45,170.00
3/14/2006 Bought	25,000	1.7258	43,405.00
3/15/2006 Bought	25,000	1.7036	42,850.00
4/10/2006 Bought	10,520	1.6849	17,840.35
4/11/2006 Bought	7,860	1.6782	13,279.25
4/18/2006 Bought	31,620	1.8010	57,273.82
4/20/2006 Sold	-31,753	2.0094	-63,474.99
4/21/2006 Sold	-41,280	2.0113	-82,601.11
4/24/2006 Sold	-14,700	2.0098	-29,386.15
4/25/2006 Sold	-5,620	2.0100	-11,229.65
4/27/2006 Bought	7,097	1.8200	12,997.51
4/28/2006 Bought	11,683	1.8137	21,316.29
5/2/2006 Bought	22,200	1.7730	39,688.06
5/11/2006 Bought	2,373	1.7934	4,289.47
5/17/2006 Bought	36,346	1.7162	62,750.47
5/18/2006 Bought	13,654	1.7034	23,404.76
5/24/2006 Bought	30,189	1.6683	50,676.20
5/25/2006 Bought	69,811	1.6842	118,283.80
5/30/2006 Bought	50,000	1.6339	82,205.00
5/31/2006 Bought	50,000	1.6203	81,525.00

TOTAL:	500,000		$880,918.42

     Shares purchased by King Capital Corp.

Date/Bought/Sold	Number of Shares	Price Per Share(s)	Cost(s) *
4/13/2006 Bought	5,600	$1.83	$10,270.31
4/19/2006 Bought	1,000	1.89	1,890.99
4/25/2006 Bought	2,000	1.89	3,779.98
4/26/2006 Bought	1,000	1.87	1,869.99
4/27/2006 Bought	1,000	1.85	1,849.99
5/17/2006 Bought	10,000	1.7162	17,472.00
5/18/2006 Bought	10,000	1.7	17,310.00
5/19/2006 Bought	14,000	1.7129	24,410.60
5/22/2006 Bought	54,200	1.6861	93,022.62
5/23/2006 Bought	60,000	1.6873	103,048.00
5/24/2006 Bought	85,000	1.6683	144,365.50

TOTAL:	243,800		$419,289.98

     Shares purchased by Provident Premier Master Fund, Ltd.

Date/Bought/Sold	Number of Shares	Price Per Share(s)	Cost(s) *
4/28/2006 Bought	50,000	$1.8137	$92,185.00
5/2/2006 Bought	75,000	1.7773	135,547.50
5/12/2006 Bought	41,450	1.7777	74,929.17
5/15/2006 Bought	33,550	1.7328	59,141.94

TOTAL:	200,000		$361,803.61

     Shares purchased by Charmel Limited Partnership.

Date/Bought/Sold	Number of Shares	Price Per Share(s)	Cost(s) *
4/28/2006 Bought	25,000	$1.8137	$45,602.50
5/1/2006 Bought	35,736	1.8096	65,035.23
5/2/2006 Bought	40,000	1.7773	71,502.00
5/15/2006 Bought	78,090	1.7328	136,105.25
5/17/2006 Bought	21,174	1.7162	36,560.56

TOTAL:	200,000		$354,805.54

     Shares purchased by Robert Klas, Sr.

Date/Bought/Sold	Number of Shares	Price Per Share(s)	Cost(s) *
3/27/2006 Bought	101,438	$1.7498	$178,520.59
5/11/2006 Bought	18,200	1.7934	32,831.88
5/12/2006 Bought	41,449	1.7777	74,108.38
5/16/2006 Bought	3,413	1.7303	5,965.51
5/17/2006 Bought	35,500	1.7162	61,290.10
5/31/2006 Bought	50,000	1.6203	81,525.00

TOTAL:	250,000		$434,241.46

     Shares purchased by Marc Kozberg.

Date/Bought/Sold	Number of Shares	Price Per Share(s)	Cost(s) *
5/18/2006 Bought	26,413	$1.69	$44,613.84
5/19/2006 Bought	13,587	1.69	22,891.03
5/22/2006 Bought	52,850	1.69	88,721.00
5/23/2006 Bought	7,150	1.68	12,022.00
5/26/2006 Bought	25,000	1.67	41,850.00
5/31/2006 Bought	25,000	1.62	40,530.00
6/2/2006 Bought	25,000	1.57	39,275.00

TOTAL:	175,000		$289,902.87

     Shares purchased by Randall Kominsky.

Date/Bought/Sold	Number of Shares	Price Per Share(s)	Cost(s) *
3/8/2006 Bought	3,200	$1.95	$6,240.00
3/14/2006 Bought	5,000	1.76	8,800.00
3/16/2006 Bought	700	1.70	1,190.00
3/17/2006 Bought	9,300	1.75	16,275.00
4/13/2006 Bought	1,550	1.78	2,759.00
4/18/2006 Bought	5,000	1.80	9,000.00
5/18/2006 Bought	2,170	1.69	3,667.30
5/19/2006 Bought	5,000	1.66	8,300.00
5/24/2006 Bought	5,000	1.67	8,350.00
5/24/2006 Bought	5,000	1.69	8,450.00
5/25/2006 Bought	5,000	1.68	8,400.00
5/26/2006 Bought	3,080	1.68	5,174.40

TOTAL:	50,000		$86,605.70

     Shares purchased by Harold G. Schenker.

Date/Bought/Sold	Number of Shares	Price Per Share(s)	Cost(s) *
5/3/2006 Bought	10,000	$1.85	$18,500.00
5/25/2006 Bought	10,000	1.67	16,700.00
5/26/2006 Bought	5,000	1.66	8,300.00
5/31/2006 Bought	25,000	1.59	39,801.84

TOTAL:	50,000		$83,301.84

* Excludes commissions and other execution related costs.

AGREEMENT OF JOINT FILING
     Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.
     IN WITNESS WHEREOF, the undersigned have executed this Agreement.
Dated: June 5, 2006

XENIA CONTRARIAN PARTNERS, L.P.
By:	Xenia Capital Management, LLC, General Partner
By:	/s/ Randall Kominsky
Randall Kominsky, Managing Member

XENIA CAPITAL MANAGEMENT, LLC
By:	/s/ Randall Kominsky
Randall Kominsky, Managing Member

KING CAPITAL CORP.
By:	/s/ Peter J. King
Peter J. King, Chairman and CEO

PROVIDENT PREMIER MASTER FUND, LTD.
By:	/s/ Irvin Kessler
Irvin Kessler, Managing Director

CHARMEL LIMITED PARTNERSHIP
By:	/s/ Charles Barry
Charles Barry, General Partner

/s/ Robert C. Klas, Sr.
Robert C. Klas, Sr.

/s/ Marc Kozberg
Marc Kozberg

/s/ Randall Kominsky
Randall Kominsky

/s/ Harold G. Schenker
Harold G. Schenker

/s/ Charles Barry
Charles Barry

POWER OF ATTORNEY
     The undersigned hereby appoints MARC KOZBERG and RANDALL KOMINSKY, or any of them, his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto and any related documentation which may be required to be filed in his individual capacity as a result of the undersigned’s beneficial ownership of, or participation in a group with respect to, securities directly or indirectly beneficially owned by any of the undersigned or any of their affiliates in Zomax Incorporated, and granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of MARC KOZBERG and RANDALL KOMINSKY, or any of them, under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds or Schedule 13Gs unless revoked earlier in writing.
Dated: June 5, 2006.

KING CAPITAL CORP.
By:	/s/ Peter J. King
Peter J. King, Chairman and CEO

PROVIDENT PREMIER MASTER FUND, LTD.
By:	/s/ Irvin Kessler
Irvin Kessler, Managing Director

CHARMEL LIMITED PARTNERSHIP
By:	/s/ Charles Barry
Charles Barry, General Partner

/s/ Robert C. Klas, Sr.
Robert C. Klas, Sr.

/s/ Marc Kozberg
Marc Kozberg

/s/ Randall Kominsky
Randall Kominsky

/s/ Harold G. Schenker
Harold G. Schenker

/s/ Charles Barry
Charles Barry